恒生銀行
HANG SENG BANK

Press Release 新聞稿

30 July 2007

HANG SENG BANK LIMITED
2007 INTERIM RESULTS - HIGHLIGHTS

- Operating profit up 22.4 per cent to HK$7,773 million
  (HK$6,353 million for the first half of 2006)

- Operating profit excluding loan impairment charges and other credit risk provisions up 26.1 per cent to HK$8,053 million
  (HK$6,387 million for the first half of 2006)

- Pre-tax profit up 36.0 per cent to HK$10,218 million
  (HK$7,513 million for the first half of 2006)

- Attributable profit up 43.2 per cent to HK$8,867 million
  (HK$6,190 million for the first half of 2006)

- Return on average shareholders' funds of 36.6 per cent
  (29.0 per cent for the first half of 2006)

- Assets up 10.8 per cent to HK$741.3 billion
  (HK$669.1 billion at 31 December 2006)

- Earnings per share up 43.2 per cent to HK$4.64
  (HK$3.24 per share for the first half of 2006)

- Second interim dividend of HK$1.10 per share; total dividends of HK$2.20 per share for the first half of 2007
  (HK$2.20 per share for the first half of 2006)

- Total capital ratio of 12.3 per cent (13.6 per cent at 31 December 2006); tier 1 capital ratio of 8.9 per cent (10.7 per cent at 31 December 2006)

- Cost efficiency ratio of 26.6 per cent
  (26.8 per cent for the first half of 2006)

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.

8/3

Comment by Raymond Or, Chief Executive

Hang Seng Bank's record results for the first half of 2007 reflect excellent progress with our long-term growth strategy, supported by buoyant economic conditions.

Attributable profit increased by 43.2 per cent compared with the first half of 2006 to reach HK$8,867 million. Earnings per share were up 43.2 per cent at HK$4.64.

Operating profit excluding loan impairment charges and other credit risk provisions rose by 26.1 per cent to HK$8,053 million. We increased our range of product offerings and further enhanced our service delivery channels, driving strong growth in our personal wealth management and Commercial Banking businesses. Operating profit was up HK$1,420 million at HK$7,773 million.

Pre-tax profit rose by 36.0 per cent, in part reflecting an unrealised gain of HK$1,465 million on dilution of our investment in our strategic mainland China partner, Industrial Bank Co., Ltd ('Industrial Bank') following its listing in February this year.

Increases in average customer deposits and average customer advances helped underpin a 20.8 per cent rise in net interest income to HK$6,696 million. Net interest margin was up 10 basis points at 2.11 per cent, supported by improvements in deposit spreads and contribution from net free funds.

Operating expenses rose by 24.6 per cent to HK$2,914 million, due largely to investments in our Mainland business – including the establishment of our wholly-owned subsidiary bank Hang Seng Bank (China) Limited – as well as increases in performance-related pay and marketing costs. However, net operating income before loan impairment charges grew by 25.7 per cent. With this positive differential of 1.1 percentage points, our cost efficiency ratio compared with the first half of 2006 was 0.2 percentage points lower at 26.6 per cent.

Personal Financial Services achieved a 35.9 per cent increase in operating profit excluding loan impairment charges to HK$5,380 million. Wealth management business reached new heights – income grew by 58.2 per cent to HK$3,429 million, with securities turnover and sales of investment funds and structured products breaking all previous highs.

Further development of our retirement planning proposition drove a 37.1 per cent growth in life insurance income for the first half of 2007 and made us Hong Kong's number one provider in terms of annualised new premiums for regular-pay (non-linked) insurance during the first quarter of the year.

Commercial Banking's operating profit excluding loan impairment charges rose by 15.3 per cent to HK$1,076 million. Continued service enhancements strengthened our position as the preferred bank for small and medium-sized enterprises. We capitalised on upbeat business sentiment to expand our lending portfolio. Year-on-year, average customer deposits and average customer advances including trade finance grew by 19.5 per cent and 22.7 per cent respectively. Net interest income rose by 21.6 per cent.

Comment by Raymond Or, Chief Executive *(continued)*

We implemented new measures to diversify and grow non-interest income. Closer collaboration between commercial relationship managers and treasury and investment service teams saw an encouraging increase in corporate wealth management business. Successful promotion of our comprehensive banking solution for retailers helped us grow our market share in this key segment and supported strong growth in card merchant-acquiring business. Along with growth in trade services and remittances, these developments yielded a 20.8 per cent increase in net fee income.

Corporate Banking recorded a 16.0 per cent increase in operating profit excluding loan impairment charges to reach HK$298 million, underpinned by a 23.9 per cent rise in customer deposits and the 8.4 per cent increase in outstanding loan balances.

With strong liquidity in Hong Kong continuing to put pressure on corporate loan margins, we intensified income diversification efforts. Net fee income was up 35.0 per cent, reflecting encouraging growth in trade services and credit facilities fees.

The improved interest rate environment in the first half of 2007 saw Treasury's operating profit increase by 2.7 per cent to HK$456 million. Net operating income rose by 5.1 per cent, with the improvement in yields on balance sheet management portfolios. To further grow customer-driven business, we stepped up cross-customer group cooperation and put additional resources into structured product development. Such actions have placed Treasury in a better position to deliver profit growth.

Our Mainland subsidiary bank commenced operation in late May, marking the start of a new era of business growth. A 21.3 per cent increase in loans and a 42.7 per cent rise in deposits helped total operating income grow by 86.0 per cent. Including our share of profit from Industrial Bank, the pre-tax profit of our Mainland business contributed 5.9 per cent to total pre-tax profit, compared with 4.3 per cent a year earlier.

Economic growth in Hong Kong will maintain good momentum during the second half of the year. The economy will continue to benefit from the improving labour market, a favourable interest rate environment and strong growth on the Mainland.

Potential challenges include rising inflation risks created by the weakening US dollar and appreciating renminbi, which may put upward pressure on costs. The prospects of further macro-economic policy tightening on the Mainland may also add volatility to the performance of its economy and financial markets.

We will build on the significant progress made in the first half of 2007 by further developing our core business drivers. In Hong Kong, we will leverage our brand, leading market position and wide product range to further grow our wealth management and Commercial Banking businesses. With continuing strong economic growth on the Mainland, we will take full advantage of the new business opportunities provided by the establishment of our subsidiary bank and its expanding network of outlets.

Results summary

Hang Seng Bank Limited ('the Bank') and its subsidiaries and associates ('the Group') reported an unaudited profit attributable to shareholders of HK$8,867 million for the first half of 2007, a rise of 43.2 per cent over the first half of 2006. Earnings per share were HK$4.64, up 43.2 per cent from the first half of 2006.

Operating profit excluding loan impairment charges and other credit risk provisions rose by HK$1,666 million, or 26.1 per cent, to HK$8,053 million, underpinned by strong growth in wealth management and Commercial Banking businesses, contributing to rises of 20.8 per cent in net interest income and 34.1 per cent in non-interest income as highlighted below.

- **Net interest income** rose by HK$1,155 million, or 20.8 per cent, with a 15.1 per cent increase in average interest-earning assets. Average customer deposits and average customer advances grew by 10.0 per cent and 9.7 per cent respectively over the same time last year. **Net interest margin** rose by 10 basis points to 2.11 per cent, with improvements in deposit spreads, Treasury's balance sheet management portfolio yields and contribution from net free funds.

- **Net fees and commissions** increased by HK$1,080 million, or 60.6 per cent, highlighting strong growth in income from stockbroking and related services (+85.4 per cent), retail investment funds (+50.4 per cent), sales of third-party structured products (+678.1 per cent), mainly equity-linked instruments, and private banking investment services (+108.1 per cent) in the buoyant investment market. Income from card services, remittances and account services rose by 19.9 per cent, 21.3 per cent and 19.0 per cent respectively.

- Income from insurance business, including **net earned insurance premiums, net interest income, net fee income and net income from financial instruments designated at fair value, the change in present value of in-force business** and after deducting **net insurance claims incurred and movement in policyholders' liabilities,** increased by 27.2 per cent. Life insurance income was up 37.1 per cent, driven by strong growth in new annualised premiums and investment returns on insurance funds.

- **Trading income** fell by HK$75 million, or 11.4 per cent. Securities trading and spreads earned on option-linked and other structured products provided to customers recorded satisfactory growth. Foreign exchange income was, however, affected by the exchange loss on forward contracts used in 'funding swap' activities in the balance sheet management portfolios.

- **Net operating income before loan impairment charges and other credit risk provisions** rose by HK$2,242 million, or 25.7 per cent, to HK$10,967 million.

- **Operating expenses** increased by HK$576 million, or 24.6 per cent, compared with the first half of 2006. The cost efficiency ratio was lower by 0.2 percentage points at 26.6 per cent. The Bank's Mainland operations accounted for HK$121 million, or 21.0 per cent, of the increase in operating expenses, mainly attributable to the establishment of wholly-owned subsidiary bank Hang Seng Bank (China) Limited and the expansion of its branch network. Excluding Mainland operations, operating expenses were up 20.3 per cent, or HK$455 million, attributable mainly to performance-based staff remuneration and marketing costs.

Operating profit was up HK$1,420 million, or 22.4 per cent, at HK$7,773 million, after accounting for **loan impairment charges and other credit provisions** of HK$280 million, compared with HK$34 million in the first half of 2006, which benefited from a substantial recovery from a commercial banking account.

Results summary *(continued)*

Profit before tax was up HK$2,705 million, or 36.0 per cent, to HK$10,218 million after taking into account:

- a decrease of HK$300 million in **profit on disposal of fixed assets and financial investments**;
- a **gain on dilution of investment in an associate** of HK$1,465 million on the listing of Industrial Bank;
- a decrease of HK$52 million in **net surplus on property revaluation**; and
- an increase of HK$172 million in **share of profits from associates**, mainly contributed by Industrial Bank.

Balance sheet and key ratios

Total assets grew by HK$72.3 billion, or 10.8 per cent, during the first half of 2007 to HK$741.3 billion. Customer advances rose by HK$31.6 billion, or 11.3 per cent, including HK$26.9 billion in financing customers for subscription of shares in initial public offerings ('IPOs'). Encouraging growth was recorded in lending on the Mainland, trade finance, card advances and personal loans. Customer deposits rose by 3.4 per cent, mainly in current and savings accounts. At 30 June 2007, the advances-to-deposits ratio was 55.7 per cent, compared with 51.7 per cent and 52.8 per cent at the end of December 2006 and June 2006 respectively.

Shareholders' funds (excluding proposed dividends) increased by HK$5,580 million, or 12.9 per cent, to HK$48,928 million, mainly reflecting the HK$3,662 million increase in retained profits and the HK$1,465 million gain on the dilution of investment in an associate.

The **return on average total assets** was 2.5 per cent, compared with 2.1 per cent for the first half year of 2006. The **return on average shareholders' funds** was 36.6 per cent (29.0 per cent in the first half of 2006).

At 30 June 2007, the **total capital ratio** was 12.3 per cent and the **tier 1 ratio** was 8.9 per cent, calculated in accordance with the Banking (Capital) Rules issued by the Hong Kong Monetary Authority ('HKMA') for implementation of the Basel II capital accord. The total capital ratio and tier 1 ratio at 31 December 2006 under the Basel I capital regime were 13.6 per cent and 10.7 per cent respectively.

The Bank maintained a strong liquidity position. The **average liquidity ratio** for the first half of 2007 was 52.9 per cent (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance), compared with an average liquidity ratio of 50.9 per cent for the same period in 2006.

Dividends

The Directors have declared a second interim dividend of HK$1.10 per share, which will be payable on 30 August 2007 to shareholders on the register of shareholders as of 21 August 2007. Together with the first interim dividends, the total distribution for the first half of 2007 will amount to HK$2.20 per share, the same as in the first half of 2006.

Customer group performance

Figures in HK$m	Personal Financial Services	Commercial Banking	Corporate Banking	Treasury	Other	Inter-segment elimination	Total
Half-year ended 30 June 2007							
Net interest income	4,142	1,119	339	407	689	–	6,696
Net fee income/(expense)	2,307	476	54	(11)	36	–	2,862
Trading income	358	74	4	163	(15)	–	584
Net income/(expense) from financial instruments designated at fair value	689	–	–	(3)	–	–	686
Dividend income	6	–	–	–	20	–	26
Net earned insurance premiums	4,741	79	1	–	–	–	4,821
Other operating income	300	25	–	–	72	–	397
Inter-segment income	–	–	–	–	187	(187)	–
Total operating income	12,543	1,773	398	556	989	(187)	16,072
Net insurance claims incurred and movement in policyholders' liabilities	(5,061)	(44)	–	–	–	–	(5,105)
Net operating income before loan impairment charges and other credit risk provisions	7,482	1,729	398	556	989	(187)	10,967
Loan impairment charges and other credit risk provisions	(122)	(45)	(113)	–	–	–	(280)
Net operating income	7,360	1,684	285	556	989	(187)	10,687
Total operating expenses ♦	(1,939)	(636)	(97)	(96)	(146)	–	(2,914)
Inter-segment expenses	(163)	(17)	(3)	(4)	–	187	–
Operating profit	5,258	1,031	185	456	843	–	7,773
Profit on disposal of fixed assets and financial investments	–	–	7	–	267	–	274
Gain on dilution of investment in associate	–	–	–	–	1,465	–	1,465
Net surplus on property revaluation	–	–	–	–	266	–	266
Share of profits from associates	20	254	–	115	51	–	440
Profit before tax	5,278	1,285	192	571	2,892	–	10,218
Share of profit before tax	51.7 %	12.6 %	1.8 %	5.6 %	28.3 %	–	100.0 %
Operating profit excluding inter-segment transactions	5,421	1,048	188	460	656	–	7,773
Operating profit excluding loan impairment charges and other credit risk provisions	5,380	1,076	298	456	843	–	8,053
♦ *Depreciation/amortisation included in total operating expenses*	(56)	(8)	(2)	(1)	(113)	–	(180)
At 30 June 2007							
Total assets	191,312	74,766	82,688	353,011	39,545	–	741,322
Total liabilities	432,416	93,988	51,983	70,109	39,878	–	688,374
Investments in associates	155	1,951	–	880	2,293	–	5,279
Capital expenditure incurred during the period	135	43	8	3	29	–	218

Customer group performance *(continued)*

Figures in HK$m	*Personal Financial Services*	*Commercial Banking*	*Corporate Banking*	*Treasury*	*Other*	*Inter-segment elimination*	*Total*
Half-year ended 30 June 2006 (restated)							
Net interest income	3,549	920	293	216	563	–	5,541
Net fee income/(expense)	1,334	394	40	(13)	27	–	1,782
Trading income	252	70	4	333	–	–	659
Net income/(expense) from financial instruments designated at fair value	44	–	–	(7)	–	–	37
Dividend income	3	–	–	–	28	–	31
Net earned insurance premiums	3,872	81	1	–	–	–	3,954
Other operating income	273	15	–	–	104	–	392
Inter-segment income	–	–	–	–	191	(191)	–
Total operating income	9,327	1,480	338	529	913	(191)	12,396
Net insurance claims incurred and movement in policyholder liabilities	(3,641)	(30)	–	–	–	–	(3,671)
Net operating income before loan impairment (charges)/ releases and other credit risk provisions	5,686	1,450	338	529	913	(191)	8,725
Loan impairment (charges)/ releases and other credit risk provisions	(74)	26	14	–	–	–	(34)
Net operating income	5,612	1,476	352	529	913	(191)	8,691
Total operating expenses ♦	(1,561)	(498)	(78)	(81)	(120)	–	(2,338)
Inter-segment expenses	(165)	(19)	(3)	(4)	–	191	–
Operating profit	3,886	959	271	444	793	–	6,353
Profit on disposal of fixed assets and financial investments	–	–	–	–	574	–	574
Net surplus on property revaluation	–	–	–	–	318	–	318
Share of profits from associates	11	137	–	62	58	–	268
Profit before tax	3,897	1,096	271	506	1,743	–	7,513
Share of profit before tax	51.9 %	14.6 %	3.6 %	6.7 %	23.2 %	–	100.0 %
Operating profit excluding inter-segment transactions	4,051	978	274	448	602	–	6,353
Operating profit excluding loan impairment (charges)/releases and other credit risk provisions	3,960	933	257	444	793	–	6,387
♦ *Depreciation/amortisation included in total operating expenses*	(51)	(4)	(2)	(1)	(96)	–	(154)
At 30 June 2006							
Total assets	160,551	59,758	72,230	305,126	30,624	–	628,289
Total liabilities	399,620	71,670	39,398	48,950	23,653	–	583,291
Investments in associates	131	1,649	–	745	742	–	3,267
Capital expenditure incurred during the period	69	10	3	3	57	–	142

Customer group performance *(continued)*

Figures in HK$m	*Personal Financial Services*	*Commercial Banking*	*Corporate Banking*	*Treasury*	*Other*	*Inter-segment elimination*	*Total*
Half-year ended 31 December 2006							
Net interest income	3,879	1,116	330	265	563	–	6,153
Net fee income/(expense)	1,242	415	46	(11)	23	–	1,715
Trading income	265	80	3	295	28	–	671
Net income/(expense) from financial instruments designated at fair value	866	–	–	(4)	–	–	862
Dividend income	5	5	–	–	6	–	16
Net earned insurance premiums	3,799	93	–	–	–	–	3,892
Other operating income	269	11	–	(4)	177	–	453
Inter-segment income	–	–	–	–	187	(187)	–
Total operating income	10,325	1,720	379	541	984	(187)	13,762
Net insurance claims incurred and movement in policyholders' liabilities	(4,373)	(33)	–	–	–	–	(4,406)
Net operating income before loan impairment charges and other credit risk provisions	5,952	1,687	379	541	984	(187)	9,356
Loan impairment charges and other credit risk provisions	(91)	(127)	–	–	(12)	–	(230)
Net operating income	5,861	1,560	379	541	972	(187)	9,126
Total operating expenses ♦	(1,911)	(600)	(90)	(94)	(208)	–	(2,903)
Inter-segment expenses	(161)	(19)	(3)	(4)	–	187	–
Operating profit	3,789	941	286	443	764	–	6,223
Profit on disposal of fixed assets and financial investments	26	–	–	–	243	–	269
Net surplus on property revaluation	–	–	–	–	3	–	3
Share of profits from associates	18	225	–	102	42	–	387
Profit before tax	3,833	1,166	286	545	1,052	–	6,882
Share of profit before tax	55.7%	16.9%	4.2%	7.9%	15.3%	–	100.0%
Operating profit excluding inter-segment transactions	3,950	960	289	447	577	–	6,223
Operating profit excluding loan impairment charges and other credit risk provisions	3,880	1,068	286	443	776	–	6,453
♦ *Depreciation/amortisation included in total operating expenses*	(55)	(7)	(2)	(1)	(114)	–	(179)
At 31 December 2006							
Total assets	167,241	69,633	76,619	326,181	29,390	–	669,064
Total liabilities	429,667	82,340	41,959	38,609	27,791	–	620,366
Investments in associates	141	1,775	–	801	771	–	3,488
Capital expenditure incurred during the period	90	34	8	5	100	–	237

Customer group performance *(continued)*

Personal Financial Services ('PFS') reported a growth of 35.4 per cent in profit before tax to HK$5,278 million and contributed 51.7 per cent to the Group's total profit before tax. Operating profit excluding loan impairment charges rose by 35.9 per cent, reflecting strong growth in wealth management, private banking, card and personal lending businesses.

Non-interest income grew by 56.3 per cent, driven primarily by the continued success of PFS's wealth management business, which reported the following record achievements:

- Investment funds: record sales with a significant 88.6 per cent growth over the first half of 2006;
- Stock trading: record turnover with growth of 78.4 per cent and increase in customer base (17.2 per cent growth year-on-year);
- Equity-linked structured instruments: record turnover with growth of 234.4 per cent; and
- Life insurance: number one ranking in terms of new regular-pay (non-linked) life insurance premiums for the first quarter of 2007. This achievement was attributable to the offering of a diverse range of retirement solutions – from wealth accumulation to health protection – to meet customers' needs of all life stages.

Private banking sustained its outstanding performance trends with total operating income up by 60.7 per cent. Profit before tax rose by 62.4 per cent to HK$459 million.

Net interest income rose by 16.7 per cent, contributed mainly by the 7.8 per cent growth in average customer deposits and the widening of deposit spreads. Higher growth was recorded in savings accounts, reflecting a customer preference for maintaining liquidity for investment activities.

The impressive year-on-year growth in card advances and personal lending of 29.3 per cent and 48.8 per cent respectively offset the contraction in the Government Home Mortgage Scheme mortgage portfolio. Amid intense market competition, residential mortgages fell slightly by 0.8 per cent with continued pressure on loan margins. The Bank maintained its position as one of the market leaders by promoting one-stop e-mortgage services as a key area of differentiation.

A series of promotional activities and strong consumer market sentiment helped card business grow steadily in the first half of 2007. Cards in issue reached 1.44 million, up from 1.40 million at the end of 2006. Card spending increased by 22.3 per cent.

Customer group performance *(continued)*

Commercial Banking ('CMB') achieved an increase of 15.3 per cent in operating profit excluding loan impairment charges, driven by strong growth in both net interest income and net fee income. Profit before tax rose by 17.2 per cent to HK$1,285 million, contributing 12.6 per cent of the Group's total.

Net interest income recorded good growth of 21.6 per cent. Average customer advances rose by 22.7 per cent over the first half of 2006 as a result of balanced growth in trade and factoring, advances to the manufacturing and wholesale and retail sectors, and IPO-related financing.

Corporate wealth management income contributed 9.0 per cent of CMB's total operating income in the first half of 2007, up from 7.9 per cent in 2006. In particular, investment and treasury income achieved robust growth of 73.2 per cent.

CMB continued its strategy of providing customer-centric solutions to retailers. Net fee income from card merchant-acquiring business achieved strong growth of 40.9 per cent. To enhance our competitive position, Octopus merchant services were launched in June 2007 to help SME retailers improve their cash management.

In addition to corporate wealth management and card merchant-acquiring business, CMB also achieved satisfactory growth in trade and remittances services income. Net fees and commissions grew by 20.8 per cent.

Average customer deposits increased by 19.5 per cent, driven primarily by customer segmentation initiatives that improved the management of non-borrowing SME customers.

CMB business continued to grow rapidly on the Mainland, with intensified collaboration between the Hong Kong and Mainland teams. Net interest income on the Mainland grew by 144.9 per cent in the first half of 2007. In early July, the Bank became the first foreign bank to provide renminbi services to corporate customers in Dongguan, further strengthening its competitive position in the Pearl River Delta region.

Business e-Banking enjoyed strong growth. At 30 June 2007, over 44,000 customers had registered for Business e-Banking services, a year-on-year increase of 34.5 per cent. The number of online business banking transactions grew by 46.2 per cent.

Customer group performance *(continued)*

Corporate Banking ('CIB') achieved an increase of 16.0 per cent in operating profit excluding loan impairment charges, underpinned by satisfactory growth of 15.7 per cent in net interest income and 35.0 per cent in net fee income. Average customer deposits rose by 28.9 per cent and deposit spreads widened. Average customer advances increased by 2.3 per cent, mainly in lending to property investment, securities and information technology companies.

Profit before tax fell by HK$79 million to HK$192 million, affected by an increase in loan impairment charges.

Strong liquidity in Hong Kong continued to exert pressure on corporate loan margins. CIB remained focused on better yield transactions and continued to target business sectors such as investment holding companies and securities firms. CIB was active in financing Mainland projects of Hong Kong-based corporates and continued to expand its Mainland customer base.

Encouraging progress with income diversification saw solid growth in trade services, while credit facilities fees increased on the back of an active refinancing market. Overall, net fee income increased by 35.0 per cent.

Treasury ('TRY') reported a 2.7 per cent growth in operating profit excluding loan impairment charges. Profit before tax, taking into account the increase in share of profits from associates, rose by 12.8 per cent to HK$571 million and contributed 5.6 per cent to the Group's total profit before tax.

Balance sheet management portfolios reversed their downward trend and recorded growth of HK$191 million, or 88.4 per cent, in net interest income. Excluding the HK$149 million favourable impact of 'funding swap' activities♦ (described below), net interest income rose by HK$42 million, or 23.6 per cent. With the growth in portfolios and gradual re-pricing of lower yield investments, Treasury is now better positioned to capture yield enhancement opportunities and deliver profit growth.

Trading income fell by HK$170 million, or 51.1 per cent, due mainly to the fall of HK$218 million in foreign exchange profit. Apart from lower foreign exchange trading profit, the bulk of the decline came from the 'funding swap' activities♦ in the balance sheet management portfolios which were reported as a loss of HK$187 million in the first half of 2007 (loss of HK$38 million in the first half of 2006). Securities and other derivatives trading, including the provision of structured products to personal and corporate customers, recorded satisfactory growth.

♦*Treasury from time to time employs foreign exchange swaps for its funding activities, which in essence involve swapping a currency ('original currency') into another currency ('swap currency') at the spot exchange rate for short-term placement and simultaneously entering into a forward exchange contract to convert the funds back to the original currency on maturity of the placement. In accordance with HKAS39, the exchange difference of the spot and forward contracts is required to be recognised as foreign exchange gain/loss, while the corresponding interest differential between the original and swap funding is reflected in net interest income.*

Mainland business

The opening of the Bank's Mainland subsidiary, Hang Seng Bank (China) Limited ('HACN') on 28 May 2007 marked a new era in the Bank's Mainland business. Headquartered in Shanghai, HACN has a network of 17 branches and sub-branches with three new sub-branches (two in Shanghai and one in Guangzhou) opened since the beginning of the year. The Bank has a branch in Shenzhen for foreign currency wholesale business and a representative office in Xiamen.

Benefiting from continuing strong economic growth on the Mainland, customer advances and deposits recorded impressive growth of 21.3 per cent and 42.7 per cent respectively over the end of 2006. Year-on-year, advances and deposits were up 50.4 per cent and 93.9 per cent respectively. Total operating income rose by 86.0 per cent to HK$225 million. Profit before tax was down HK$40 million, affected by the cost of establishing HACN, an increase in loan impairment charges and the exchange loss of capital funds maintained in US dollars upon revaluation against the renminbi.

By customer group, Mainland PFS continued to focus on the Prestige Banking segment and the provision of wealth management services. CMB and CIB teams further stepped up their efforts to join-up with the Bank's Hong Kong teams to serve customers' business needs on the Mainland and in Hong Kong. TRY continued to manage the funding positions of the branches and develop structured investment products to meet customers' needs.

Including the Bank's share of profit from Industrial Bank (but excluding the gain on dilution of investment), Mainland business contributed 5.9 per cent of total profit before tax, compared with 4.3 per cent in the first half of 2006.

The financial information in this press release is based on the unaudited consolidated financial statements of Hang Seng Bank Limited ('the Bank') and its subsidiaries and associates ('the Group') for the six months ended 30 June 2007.

Financial Review *(continued)*

Figures in HK$m	**Half-year ended 30 June 2007**	Half-year ended 30 June 2006 (restated)	Half-year ended 31 December 2006
Interest income	**16,318**	13,654	15,608
Interest expense	**(9,622)**	(8,113)	(9,455)
Net interest income	**6,696**	5,541	6,153
Fee income	**3,163**	2,035	2,039
Fee expense	**(301)**	(253)	(324)
Net fee income	**2,862**	1,782	1,715
Trading income	**584**	659	671
Net income from financial instruments designated at fair value	**686**	37	862
Dividend income	**26**	31	16
Net earned insurance premiums	**4,821**	3,954	3,892
Other operating income	**397**	392	453
Total operating income	**16,072**	12,396	13,762
Net insurance claims incurred and movement in policyholder liabilities	**(5,105)**	(3,671)	(4,406)
Net operating income before loan impairment charges and other credit risk provisions	**10,967**	8,725	9,356
Loan impairment charges and other credit risk provisions	**(280)**	(34)	(230)
Net operating income	**10,687**	8,691	9,126
Employee compensation and benefits	**(1,598)**	(1,277)	(1,417)
General and administrative expenses	**(1,136)**	(907)	(1,307)
Depreciation of premises, plant and equipment	**(169)**	(150)	(173)
Amortisation of intangible assets	**(11)**	(4)	(6)
Total operating expenses	**(2,914)**	(2,338)	(2,903)
Operating profit	**7,773**	6,353	6,223
Profit on disposal of fixed assets and financial investments	**274**	574	269
Gain on dilution of investment in associate	**1,465**	–	–
Net surplus on property revaluation	**266**	318	3
Share of profits from associates	**440**	268	387
Profit before tax	**10,218**	7,513	6,882
Tax expenses	**(1,150)**	(1,202)	(847)
Profit for the period	**9,068**	6,311	6,035
Profit attributable to shareholders	**8,867**	6,190	5,848
Profit attributable to minority interests	**201**	121	187
	9,068	6,311	6,035
Dividends	**4,206**	4,206	5,736
Earnings per share (in HK$)	**4.64**	3.24	3.06

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as 'Net trading income' and arising from financial instruments designated at fair value through profit and loss as 'Net income from financial instruments designated at fair value' (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the interest income and interest expense of Hang Seng, as included within the HSBC Group accounts:

Figures in HK$m	*Half-year ended 30 June 2007*	*Half-year ended 30 June 2006*	*Half-year ended 31 December 2006*
Interest income	*15,941*	*13,334*	*15,305*
Interest expense	*(8,354)*	*(6,959)*	*(8,041)*
Net interest income	*7,587*	*6,375*	*7,264*
Net interest income and expense reported as 'Net trading income'	*(938)*	*(879)*	*(1,160)*
Net interest income and expense reported as 'Net income from financial instruments designated at fair value'	*47*	*45*	*49*

Figures in HK$m	***At 30 June 2007***	*At 30 June 2006*	*At 31 December 2006*
Assets			
Cash and balances with banks and other financial institutions	**12,921**	13,763	9,390
Placings with and advances to banks and other financial institutions	**94,485**	82,563	99,705
Trading assets	**9,848**	14,543	12,467
Financial assets designated at fair value	**9,827**	6,429	8,280
Derivative financial instruments	**2,348**	2,161	1,887
Advances to customers	**310,972**	266,505	279,353
Financial investments	**251,191**	211,955	227,710
Investments in associates	**5,279**	3,267	3,488
Investment properties	**2,457**	3,161	2,732
Premises, plant and equipment	**6,342**	6,553	6,516
Interest in leasehold land held for own use under operating lease	**572**	587	580
Intangible assets	**2,347**	1,857	2,070
Other assets	**32,733**	14,945	14,886
	741,322	628,289	669,064
Liabilities			
Current, savings and other deposit accounts	**512,450**	448,097	482,821
Deposits from banks	**57,834**	22,131	17,950
Trading liabilities	**44,294**	61,630	60,093
Financial liabilities designated at fair value	**1,473**	1,494	1,562
Derivative financial instruments	**2,118**	2,256	1,531
Certificates of deposit and other debt securities in issue	**7,282**	8,312	7,595
Other liabilities	**22,123**	10,821	16,123
Liabilities to customers under insurance contracts	**27,942**	18,877	22,975
Deferred tax and current tax liabilities	**3,485**	2,668	2,716
Subordinated liabilities	**9,373**	7,005	7,000
	688,374	583,291	620,366
Capital resources			
Minority interests	**1,917**	1,280	1,717
Share capital	**9,559**	9,559	9,559
Retained profits	**32,706**	28,627	29,044
Other reserves	**6,663**	3,429	4,745
Proposed dividends	**2,103**	2,103	3,633
Shareholders' funds	**51,031**	43,718	46,981
	52,948	44,998	48,698
	741,322	628,289	669,064

Figures in HK$m	***Half-year ended 30 June 2007***	*Half-year ended 30 June 2006*	*Half-year ended 31 December 2006*
Unrealised surplus on revaluation of premises, net of tax	**218**	469	50
Tax on realisation of revaluation surplus on disposal of premises	**10**	97	9
Available-for-sale investments reserve, net of tax:			
- fair value changes taken to equity	**271**	(80)	1,312
- fair value changes transferred to income statement:			
-- on impairment	**–**	–	12
-- on hedged items	**73**	255	(234)
-- on disposal	**(247)**	(121)	(204)
Cash flow hedges reserve, net of tax:			
- fair value changes taken to equity	**(127)**	(116)	(63)
- fair value changes transferred to income statement	**141**	67	375
Actuarial gains on defined benefit plans, net of tax	**369**	2	216
Exchange differences on translation of financial statements of overseas branches, subsidiaries and associates	**180**	60	124
Net income recognised directly in equity	**888**	633	1,597
Profit for the period	**9,068**	6,311	6,035
Total recognised income and expense for the period	**9,956**	6,944	7,632
Attributable to shareholders	**9,755**	6,823	7,445
Attributable to minority interests	**201**	121	187
	9,956	6,944	7,632

Figures in HK$m	***Half-year ended 30 June 2007***	*Half-year ended 30 June 2006*
Net cash inflow from operating activities	**12,376**	38,080
Cash flows from investing activities		
Dividends received from associates	**195**	20
Purchase of available-for-sale investments	**(47,529)**	(60,007)
Purchase of held-to-maturity debt securities	**(420)**	(216)
Proceeds from sale or redemption of available-for-sale investments	**33,895**	34,844
Proceeds from redemption of held-to-maturity debt securities	**33**	28
Purchase of fixed assets and intangible assets	**(218)**	(143)
Proceeds from sale of fixed assets and asset held for sale	**212**	2,599
Interest received from available-for-sale investments	**4,691**	2,408
Dividends received from available-for-sale investments	**10**	31
Net cash outflow from investing activities	**(9,131)**	(20,436)
Cash flows from financing activities		
Dividends paid	**(5,736)**	(5,736)
Interest paid for subordinated liabilities	**(212)**	(108)
Proceeds from subordinated liabilities	**2,342**	3,495
Net cash outflow from financing activities	**(3,606)**	(2,349)
(Decrease)/increase in cash and cash equivalents	**(361)**	15,295
Cash and cash equivalents at 1 January	**90,275**	65,513
Effect of foreign exchange rate changes	**1,197**	54
Cash and cash equivalents at 30 June	**91,111**	80,862

Net interest income

Figures in HK$m	***Half-year ended 30 June 2007***	*Half-year ended 30 June 2006 (restated)*	*Half-year ended 31 December 2006*
Net interest income/(expense) arising from:			
- financial assets and liabilities that are not at fair value through profit and loss	**7,609**	6,399	7,290
- trading assets and liabilities	**(938)**	(879)	(1,160)
- financial instruments designated at fair value	**25**	21	23
	6,696	5,541	6,153
Average interest-earning assets	**639,539**	555,773	601,031
Net interest spread	**1.72%**	1.67%	1.66%
Net interest margin	**2.11%**	2.01%	2.03%

Net interest income rose by HK$1,155 million, or 20.8 per cent, to HK$6,696 million with a 15.1 per cent increase in average interest-earning assets.

Deposit products contributed HK$514 million to the increase in net interest income. This was attributable to the increase of 10.0 per cent in average customer deposits, mainly in lower cost savings balances and wider deposit spreads.

Average customer advances rose by 9.7 per cent, driven by encouraging growth in higher yielding card advances, personal loans, trade finance and Mainland loans. The pricing of residential mortgages and corporate lending, however, was still under pressure due to intense market competition. Overall, the total loan portfolio contributed HK$153 million to the growth in net interest income.

Net interest income of Treasury's balance sheet management portfolios improved by HK$191 million as the holding of lower yield securities gradually matured. The debt securities portfolio of life insurance funds grew by 45.0 per cent, adding HK$138 million to net interest income.

Benefiting from the rise in both interest rates and funds balance, net free funds (including non-interest-bearing account balances and net shareholders' funds) contributed HK$159 million to the increase in net interest income.

Net interest margin rose by 10 basis points to 2.11 per cent. Net interest spread increased by five basis points to 1.72 per cent, contributed by wider deposit spreads and the gradual improvement of Treasury's balance sheet management portfolio yields. The contribution from net free funds also rose by five basis points to 0.39 per cent.

Compared with the second half of 2006, net interest income rose by HK$543 million, or 8.8 per cent, with a growth of 6.4 per cent in average interest-earning assets. Net interest margin improved by eight basis points, attributable mainly to wider deposit spreads and contribution from net free funds.

Net interest income *(continued)*

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as 'Net trading income' and arising from financial instruments designated at fair value through profit and loss as 'Net income from financial instruments designated at fair value' (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the net interest income of Hang Seng, as included within the HSBC Group accounts:

Figures in HK$m	***Half-year ended 30 June 2007***	*Half-year ended 30 June 2006*	*Half-year ended 31 December 2006*
Net interest income	**7,587**	6,375	7,264
Average interest-earning assets	**620,830**	541,337	586,347
Net interest spread	**1.87 %**	1.82 %	1.84 %
Net interest margin	**2.46 %**	2.37 %	2.46 %

Net fee income

Figures in HK$m	***Half-year ended 30 June 2007***	*Half-year ended 30 June 2006 (restated)*	*Half-year ended 31 December 2006*
- Stockbroking and related services	**738**	398	407
- Retail investment funds	**728**	484	312
- Structured investment products	**249**	32	62
- Insurance	**56**	59	49
- Account services	**144**	121	153
- Private banking	**333**	160	171
- Remittances	**91**	75	86
- Cards	**483**	403	457
- Credit facilities	**56**	52	59
- Trade services	**189**	176	204
- Other	**96**	75	79
Fee income	**3,163**	2,035	2,039
Fee expense	**(301)**	(253)	(324)
	2,862	1,782	1,715

Net fee income reached HK$2,862 million, representing an increase of 60.6 per cent over the first half of 2006 and 66.9 per cent compared with the second half of 2006.

Investment services expanded significantly, capturing the opportunities provided by the buoyant stock market and favourable investment environment. Stockbroking and related services income rose by 85.4 per cent to HK$738 million, driven by a 78.4 per cent growth in turnover. Investment funds income (including sales commission and fund management fees) rose by 50.4 per cent to HK$728 million. Sales turnover of investment funds reached a half-year record of HK$32.4 billion, rising 88.6 per cent over the same period last year. Income from sales of third-party structured products (mainly equity-linked instruments) rose by HK$217 million to HK$249 million. Private banking investment services income rose by 108.1 per cent.

Card services income rose by 19.9 per cent, supported by a rise of 22.3 per cent in cardholder spending. Deposit services and payment and cash management business also showed good progress, reporting growth in account services fees and remittances of 19.0 per cent and 21.3 per cent respectively.

Trading income

Figures in HK$m	***Half-year ended 30 June 2007***	*Half-year ended 30 June 2006 (restated)*	*Half-year ended 31 December 2006*
Trading profits:			
- foreign exchange	**394**	610	568
- securities, derivatives and other trading activities	**190**	49	103
	584	659	671

Trading income fell by HK$75 million, or 11.4 per cent, compared with the first half of 2006. The fall in foreign exchange income of HK$216 million was mainly attributable to two reasons not related to normal foreign exchange trading. First, an exchange loss of HK$187 million was incurred in the first half of 2007 (HK$38 million in the first half of 2006) on forward contracts used in 'funding swap' activities* in the balance sheet management portfolios. Second, capital funds of HACN maintained in US dollars pending approval to convert into renminbi were recorded at historical rate. The subsequent revaluation loss of such US dollar funds against the renminbi, amounting to HK$47 million in the first half of 2007, was recognised as a foreign exchange loss.

Income from securities, derivatives and other trading rose significantly by HK$141 million, or 287.8 per cent, attributable mainly to the 78.8 per cent increase in the turnover of equity-linked structured products for commercial and personal customers and an improvement in proprietary trading results.

Compared with the second half of 2006, trading income was down HK$87 million, mainly attributable to the exchange loss on funding swap transactions.

**Treasury from time to time employs foreign exchange swaps for its funding activities, which in essence involve swapping a currency ('original currency') into another currency ('swap currency') at the spot exchange rate for short-term placement and simultaneously entering into a forward exchange contract to convert the funds back to the original currency on maturity of the placement. In accordance with HKAS39, the exchange difference of the spot and forward contracts is required to be recognised as foreign exchange gain/loss, while the corresponding interest differential between the original and swap funding is reflected in net interest income.*

Other operating income

Figures in HK$m	***Half-year ended 30 June 2007***	*Half-year ended 30 June 2006*	*Half-year ended 31 December 2006*
Rental income from investment properties	**72**	104	82
Movement in present value of in-force long-term insurance business	**207**	185	178
Other	**118**	103	193
	397	392	453

Analysis of income from wealth management business

Figures in HK$m	***Half-year ended 30 June 2007***	*Half-year ended 30 June 2006 (restated)*	*Half-year ended 31 December 2006*
Investment income:			
- retail investment funds	**728**	484	312
- structured investment products*	**511**	235	278
- private banking**	**337**	165	175
- securities broking and related services	**738**	398	407
- margin trading and others	**30**	33	32
	2,344	1,315	1,204
Insurance income:			
- life insurance	**943**	688	788
- general insurance and others	**142**	165	121
	1,085	853	909
Total	**3,429**	2,168	2,113

* *Income from structured investment products includes income reported under net fee income on the sales of third-party structured investment products. It also includes profit generated from the selling of structured investment products in issue, reported under trading income.*

** *Income from private banking includes income reported under net fee income on investment services and profit generated from selling of structured investment products in issue, reported under trading income.*

Wealth management income reached a record HK$3,429 million in the first half of 2007, an increase of 58.2 per cent over a year earlier. This was contributed by a 78.3 per cent growth in investment services income and 37.1 per cent rise in life insurance income.

Investment fund sales reached a half-year record of HK$32.4 billion and rose by 88.6 per cent over the same period last year. The achievement reflected the success of the Hang Seng fund series in the launch of new funds (the Hang Seng Consumer Sector FlexiPower Fund, the first consumer sector fund authorised in Hong Kong focusing on the Mainland and Hong Kong markets, and the Hang Seng China B-Share Focus Fund, which is the first retail fund in Hong Kong to focus on China B-shares) and the good performance of existing funds (particularly the Hang Seng China Equity Fund and the Hang Seng High Yield Bond Fund). In addition, a wide variety of third-party funds were selected to meet customers' different investment objectives. Funds under management (excluding private banking) rose by 8.8 per cent to HK$67.4 billion from the previous year-end. Investment fund income (including sales commission and management fees) rose by 50.4 per cent to HK$728 million.

The Bank adopted an open architecture model to source and package the most competitive structured products (including both Hang Seng and third party products) allowing customers to timely capture market opportunities. The success of this approach brought a 28.3 per cent rise in turnover and 117.4 per cent increase in income from structured investment products (mainly equity-linked instruments).

Analysis of income from wealth management business *(continued)*

Further investments were made in securities services to enhance the efficiency and capacity of the e-Banking and phone banking trading platforms to capture business opportunities provided by the buoyant stock market. Leveraging on its extensive network, customer base and funding capabilities, the Bank participated actively in IPO activities by acting as a receiving bank and offered preferential packages to customers for IPO subscription. Our promotional campaigns were also successful in acquiring new securities accounts and boosting trading volume, registering 17.2 per cent and 78.4 per cent year-on-year growth respectively. Stockbroking and related service income rose by 85.4 per cent to HK$738 million.

Private banking further strengthened its relationship management team and investment service support. Customer base and assets under management rose by 8.5 per cent and 20.6 per cent respectively. Its investment services income rose by an impressive 104.2 per cent.

Life insurance recorded encouraging income growth of 37.1 per cent to reach HK$943 million (analysed in the table below). Hang Seng ranked first in the market for new regular-pay (non-linked) life insurance premiums in the first quarter of 2007. This unprecedented success is attributable to the offering of a diverse range of retirement solutions and an efficient multi-channel distribution network.

General insurance income fell by 13.9 per cent to HK$142 million in a competitive market environment.

Figures in HK$m	***Half-year ended 30 June 2007***	*Half-year ended 30 June 2006*	*Half-year ended 31 December 2006*
Life insurance:			
- net interest income and fee income	**429**	294	371
- investment returns on life insurance funds	**689**	44	866
- net earned insurance premiums	**4,676**	3,791	3,743
- claims, benefits and surrenders paid	**(618)**	(517)	(497)
- movement in policyholders' liabilities*	**(4,445)**	(3,113)	(3,878)
- reinsurers' share of claims incurred and movement in policyholders' liabilities	**5**	4	5
- movement in present value of in-force long-term insurance business	**207**	185	178
	943	688	788
General insurance and others	**142**	165	121
Total	**1,085**	853	909

* *Including premium and investment reserves*

Loan impairment charges and other credit risk provisions

Figures in HK$m	***Half-year ended 30 June 2007***	*Half-year ended 30 June 2006*	*Half-year ended 31 December 2006*
Loan impairment (charges)/releases:			
- individually assessed	**(137)**	29	(136)
- collectively assessed	**(143)**	(63)	(82)
	(280)	(34)	(218)
Of which:			
- new and additional	**(349)**	(165)	(258)
- releases	**40**	97	9
- recoveries	**29**	34	31
	(280)	(34)	(218)
Other provisions	**–**	–	(12)
Loan impairment charges and other credit risk provisions	**(280)**	(34)	(230)

Loan impairment charges and other credit risk provisions increased by HK$246 million, or 723.5 per cent, to HK$280 million. Individually assessed provisions recorded a net charge of HK$137 million compared with a net release of HK$29 million for the same period last year, due mainly to higher new charges and lower releases for corporate and commercial banking customers. Of the collectively assessed charges, HK$101 million was made on card and personal loan portfolios, a rise of 71.2 per cent over same period last year. A charge of HK$42 million was made on advances not individually identified as impaired, compared with a charge of HK$4 million made in the first half of 2006. This reflects an update of the historical loss rates used for the first half of 2007.

Operating expenses

Figures in HK$m	***Half-year ended 30 June 2007***	*Half-year ended 30 June 2006*	*Half-year ended 31 December 2006*
Employee compensation and benefits:			
- salaries and other costs	**1,171**	1,090	1,098
- performance-related pay	**405**	128	254
- retirement benefit costs	**22**	59	65
	1,598	1,277	1,417
General and administrative expenses:			
- rental expenses	**170**	117	150
- other premises and equipment	**363**	350	479
- marketing and advertising expenses	**225**	142	305
- other operating expenses	**378**	298	373
	1,136	907	1,307
Depreciation of business premises and equipment	**169**	150	173
Amortisation of intangible assets	**11**	4	6
	2,914	2,338	2,903
Cost efficiency ratio	**26.6 %**	26.8 %	31.0 %

Staff numbers** by region	***At 30 June 2007***	*At 30 June 2006*	*At 31 December 2006*
Hong Kong	**7,724**	7,524	7,748
Mainland	**843**	471	661
Others	**58**	50	55
Total	**8,625**	8,045	8,464

* *Full-time equivalent*

Operating expenses rose by HK$576 million, or 24.6 per cent, compared with the first half of 2006. Mainland operations accounted for an increase of HK$121 million, attributable mainly to the establishment of HACN and the expansion of branch network and headcount. Excluding Mainland operations, operating expenses rose by 20.3 per cent.

Employee compensation and benefits increased by HK$321 million, or 25.1 per cent, over the same period last year. Of this amount, HK$277 million was in the form of variable performance-related pay, including sales incentives and bonuses, which made up 25.3 per cent of total staff costs in the first half of 2007 (10.0 per cent for the first half of 2006). Salaries and other costs increased by 7.4 per cent, reflecting increased headcount and annual salary increment.

Operating expenses *(continued)*

General and administrative expenses were up HK$229 million, or 25.2 per cent. An increase of HK$53 million in rental expenses was attributable to branches in Hong Kong and on the Mainland as well as additional rental after the disposal of the Hang Seng Building in May 2006 and the new 'Mega Site' back office centre. Marketing and advertising expenses rose by HK$83 million with the increased promotion of wealth management products and card services and brand building both in Hong Kong and on the Mainland. The increase of HK$80 million under the heading of 'Other operating expenses' included financial data fees to support securities business growth, professional and other costs associated with the establishment of HACN and charges by the HSBC Group processing centres due to an increase in business volume.

The number of full-time equivalent staff increased by 580 year-on-year. New staff in Hong Kong were hired to further expand private banking's financial advisory team and strengthen the PFS and CMB relationship management and wealth management teams. Mainland staff increased from 471 to 843, due to the establishment of HACN and branch network expansion.

The cost efficiency ratio for the first half of 2007 was 26.6 per cent, compared with 26.8 per cent for the same period last year.

Profit on disposal of fixed assets and financial investments

Figures in HK$m	***Half-year ended 30 June 2007***	*Half-year ended 30 June 2006*	*Half-year ended 31 December 2006*
Profit on disposal of available-for-sale securities	**248**	126	212
Profit less loss on disposal of fixed assets	**26**	448	57
	274	574	269

Profit on disposal of fixed assets and financial investments amounted to HK$274 million, a decrease of 52.3 per cent compared with the first half of 2006. Profit on disposal of equity investments increased by 96.8 per cent to HK$248 million. Profit on disposal of properties fell to HK$26 million, compared with HK$448 million in the same period last year, which recorded the disposal of the Hang Seng Bank Building at 77 Des Voeux Road Central.

Tax expenses

Taxation in the consolidated income statement represents:

Figures in HK$m	***Half-year ended 30 June 2007***	*Half-year ended 30 June 2006*	*Half-year ended 31 December 2006*
Current tax – provision for Hong Kong profits tax			
Tax for the period	**1,077**	1,367	821
Current tax – taxation outside Hong Kong			
Tax for the period	**28**	11	25
Deferred tax			
Origination and reversal of temporary differences	**45**	(176)	1
Total tax expenses	**1,150**	1,202	847

The current tax provision is based on the estimated assessable profit for the first half of 2007, and is determined for the Bank and its subsidiaries operating in Hong Kong by using the Hong Kong profits tax rate of 17.5 per cent (the same rate as in 2006). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the relevant countries are used.

Earnings per share

The calculation of earnings per share for the first half of 2007 is based on earnings of HK$8,867 million (HK$6,190 million and HK$5,848 million for the first and second halves of 2006 respectively) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from the first and second halves of 2006).

Dividends per share

	Half-year ended 30 June 2007		*Half-year ended 30 June 2006*		*Half-year ended 31 December 2006*	
	HK$ per share	***HK$m***	*HK$ per share*	*HK$m*	*HK$ per share*	*HK$m*
First interim	**1.10**	**2,103**	1.10	2,103	–	–
Second interim	**1.10**	**2,103**	1.10	2,103	–	–
Third interim	–	–	–	–	1.10	2,103
Fourth interim	–	–	–	–	1.90	3,633
	2.20	**4,206**	2.20	4,206	3.00	5,736

Segmental analysis

Segmental information is presented in respect of business and geographical segments. Business by customer group information, which is more relevant to the Group in making operating and financial decisions, is chosen as the primary reporting format.

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the customer groups or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct costs incurred by the respective customer groups and apportionment of management overheads. Rental charges at market rate for usage of premises are reflected as inter-segment income for the 'Other' customer group and inter-segment expenses for the respective customer groups.

(a) By customer group

The Group's business comprises five customer groups. Personal Financial Services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including private banking, investment and insurance) to personal customers. Commercial Banking manages middle market and smaller corporate relationships and specialises in trade-related financial services. Corporate Banking handles relationships with large corporate and institutional customers. Treasury engages in balance sheet management and proprietary trading. Treasury also manages the funding and liquidity positions of the Group and other market risk positions arising from banking activities. 'Other' mainly represents management of shareholders' funds and investments in premises, investment properties and equity shares.

The table below sets out the profit before tax contributed by the customer groups for the periods stated. More customer group analysis and discussions are set out in the 'Customer Group Performance' section on page 6.

Figures in HK$m	*Personal Financial Services*	*Commercial Banking*	*Corporate Banking*	*Treasury*	*Other*	*Total*
Half-year ended 30 June 2007						
Profit before tax	5,278	1,285	192	571	2,892	10,218
Share of profit before tax	51.7%	12.6%	1.8%	5.6%	28.3%	100.0%
Half-year ended 30 June 2006						
Profit before tax	3,897	1,096	271	506	1,743	7,513
Share of profit before tax	51.9%	14.6%	3.6%	6.7%	23.2%	100.0%
Half-year ended 31 December 2006						
Profit before tax	3,833	1,166	286	545	1,052	6,882
Share of profit before tax	55.7%	16.9%	4.2%	7.9%	15.3%	100.0%

Segmental analysis *(continued)*

(b) By geographical region

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the Bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

Figures in HK$m	*Hong Kong*	*Americas*	*Mainland and other*	*Total*
Half-year ended 30 June 2007				
Income and expense				
Total operating income	**15,001**	**794**	**277**	**16,072**
Profit before tax	**7,547**	**776**	**1,895**	**10,218**
Capital expenditure incurred	**181**	**–**	**37**	**218**
At 30 June 2007				
Total assets	**639,154**	**67,972**	**34,196**	**741,322**
Total liabilities	**668,243**	**3,886**	**16,245**	**688,374**
Contingent liabilities and commitments	**176,613**	**–**	**13,218**	**189,831**
Half-year ended 30 June 2006				
Income and expense				
Total operating income	11,666	573	157	12,396
Profit before tax	6,668	558	287	7,513
Capital expenditure incurred	130	–	12	142
At 30 June 2006				
Total assets	539,776	63,216	25,297	628,289
Total liabilities	567,193	6,782	9,316	583,291
Contingent liabilities and commitments	146,988	–	9,197	156,185
Half-year ended 31 December 2006				
Income and expense				
Total operating income	12,783	722	257	13,762
Profit before tax	5,712	704	466	6,882
Capital expenditure incurred	205	–	32	237
At 31 December 2006				
Total assets	573,067	65,997	30,000	669,064
Total liabilities	603,636	4,180	12,550	620,366
Contingent liabilities and commitments	165,541	–	8,701	174,242

Cash and balances with banks and other financial institutions

Figures in HK$m	***At 30 June 2007***	*At 30 June 2006*	*At 31 December 2006*
Cash in hand	**4,626**	5,229	4,920
Balances with central banks	**562**	323	357
Balances with banks and other financial institutions	**7,733**	8,211	4,113
	12,921	13,763	9,390

Placings with and advances to banks and other financial institutions

Figures in HK$m	***At 30 June 2007***	*At 30 June 2006*	*At 31 December 2006*
Placings with and advances to banks and other financial institutions maturing within one month	**73,931**	61,425	75,722
Placings with and advances to banks and other financial institutions maturing after one month	**20,554**	21,138	23,983
	94,485	82,563	99,705

Advances to customers

Figures in HK$m	***At 30 June 2007***	*At 30 June 2006*	*At 31 December 2006*
Gross advances to customers	**311,952**	267,393	280,277
Less:			
Loan impairment allowances:			
- individually assessed	**(408)**	(377)	(406)
- collectively assessed	**(572)**	(511)	(518)
	310,972	266,505	279,353
Included in advances to customers are:			
- trade bills	**3,491**	3,577	3,907
- loan impairment allowances	**(17)**	(15)	(16)
	3,474	3,562	3,891

Loan impairment allowances against advances to customers

Figures in HK$m	***Individually assessed***	***Collectively assessed***	***Total***
At 1 January 2007	**406**	**518**	**924**
Amounts written off	**(136)**	**(108)**	**(244)**
Recoveries of advances written off in previous years	**10**	**19**	**29**
New impairment allowances charged to income statement	**187**	**162**	**349**
Impairment allowances released to income statement	**(50)**	**(19)**	**(69)**
Unwind of discount of loan impairment allowances recognised as 'interest income'	**(9)**	**–**	**(9)**
At 30 June 2007	**408**	**572**	**980**

Total loan impairment allowances as a percentage of gross advances to customers are as follows:

	At 30 June 2007	*At 30 June 2006*	*At 31 December 2006*
	%	%	%
Loan impairment allowances			
- individually assessed	**0.13**	0.14	0.15
- collectively assessed	**0.18**	0.19	0.18
Total loan impairment allowances	**0.31**	0.33	0.33

Impaired advances and allowances

Figures in HK$m	***At 30 June 2007***	*At 30 June 2006*	*At 31 December 2006*
Gross impaired advances	**1,432**	1,209	1,387
Individually assessed allowances	**(408)**	(377)	(406)
Net impaired advances	**1,024**	832	981
Individually assessed allowances as a percentage of gross impaired advances	**28.5 %**	31.2 %	29.3 %
Gross impaired advances as a percentage of gross advances to customers	**0.5 %**	0.4 %	0.5 %

Impaired advances are those advances where objective evidence exists that full repayment of principal or interest is considered unlikely. Impairment allowances are made to write down the carrying value of the advances to the discounted value of future recoverable amounts, including the realisation of collateral.

Overdue advances

Advances to customers that are more than three months overdue and their expression as a percentage of gross advances to customers are as follows:

	At 30 June 2007		*At 30 June 2006*		*At 31 December 2006*	
	HK$m	***%***	*HK$m*	*%*	*HK$m*	*%*
Gross advances to customers which have been overdue with respect to either principal or interest for periods of:						
- six months or less but over three months	**472**	**0.1**	538	0.2	504	0.2
- one year or less but over six months	**178**	**0.1**	337	0.1	263	0.1
- over one year	**173**	**0.1**	149	0.1	173	–
	823	**0.3**	1,024	0.4	940	0.3

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at period-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at period-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area which is different from that of the counterparty. At 30 June 2007, over 90 per cent of the Group's advances to customers was classified under Hong Kong (unchanged from the positions at 30 June 2006 and 31 December 2006).

Rescheduled advances

Rescheduled advances and their expression as a percentage of gross advances to customers are as follows:

	At 30 June 2007		*At 30 June 2006*		*At 31 December 2006*	
	HK$m	***%***	*HK$m*	*%*	*HK$m*	*%*
Rescheduled advances to customers	**343**	**0.1**	349	0.1	357	0.1

Rescheduled advances are those that have been rescheduled or renegotiated for reasons related to the borrower's financial difficulties. This will normally involve the granting of concessionary terms and resetting the overdue account to non-overdue status. A rescheduled advance will continue to be disclosed as such unless the debt has been performing in accordance with the rescheduled terms for a period of six to twelve months. Rescheduled advances that have been overdue for more than three months under the rescheduled terms are reported as overdue advances to customers (see page 34).

Gross advances to customers by industry sector

The analysis of gross advances to customers by industry sector based on categories and definitions used by the HKMA is as follows:

Figures in HK$m	***At 30 June 2007***	*At 30 June 2006*	*At 31 December 2006*
Gross advances to customers for use in Hong Kong			
Industrial, commercial and financial sectors			
Property development	**17,855**	15,728	18,051
Property investment	**51,461**	47,617	48,096
Financial concerns	**1,917**	2,108	2,103
Stockbrokers	**7,976**	288	234
Wholesale and retail trade	**6,084**	5,972	6,360
Manufacturing	**8,098**	6,894	7,670
Transport and transport equipment	**9,431**	11,578	11,145
Recreational activities	**211**	209	210
Information technology	**911**	666	478
Other	**39,822**	19,740	22,099
	143,766	110,800	116,446
Individuals			
Advances for the purchase of flats under the Government Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**19,126**	21,377	20,078
Advances for the purchase of other residential properties	**82,983**	82,778	83,616
Credit card advances	**9,804**	7,585	9,448
Other	**8,970**	8,058	8,813
	120,883	119,798	121,955
Total gross advances for use in Hong Kong	**264,649**	230,598	238,401
Trade finance	**21,988**	18,968	19,684
Gross advances for use outside Hong Kong	**25,315**	17,827	22,192
Gross advances to customers	**311,952**	267,393	280,277

Gross advances to customers by industry sector *(continued)*

Gross advances at 30 June 2007 reached HK$312.0 billion, representing growth of 11.3 per cent over 31 December 2006 and 16.7 per cent year-on-year. The amount included IPO-related financing of HK$26.9 billion recorded under 'Stockbrokers' and 'Others' of lending to the industrial, commercial and financial sectors. During the first half of 2007, the Bank acted as receiving bank for eight IPOs and provided over HK$209.3 billion in IPO-related financing to brokers and corporate and private investors.

Excluding IPO-related financing, gross advances grew by 1.7 per cent and 6.6 per cent over 31 December 2006 and 30 June 2006 respectively.

New financing for large CIB customers was active, reflected in good growth in lending to the property investment, stockbrokers and information technology sectors. However, large repayments of existing loans in the wholesale and retail trade and the 'Other' sectors curtailed the growth of the overall CIB loan portfolio.

Growth in CMB advances was mainly recorded in the manufacturing, wholesale and retail trade sectors and in the 11.7 per cent increase in trade finance, these being the target segments of CMB.

Residential mortgages fell marginally by 0.8 per cent amid severe market competition. The Bank did not compete on pricing but defended its market position by providing preferential offers via its e-channel. Mortgages under the Government Home Ownership Scheme ('GHOS') fell at a slower pace of 4.7 per cent in the first half of 2007 (compared with a fall of 6.5 per cent during the second half of 2006) as there were new loans drawdown following the Housing Authority's re-launch of the sale of GHOS flats earlier this year.

Sustained strong consumer spending saw card advances rise 3.8 per cent compared with the end of 2006 and 29.3 per cent year-on-year. Personal lending grew by 18.6 per cent compared with 31 December 2006 and 48.8 per cent year-on-year, riding on the Bank's successful promotion campaigns.

Loans for use outside Hong Kong increased by 14.1 per cent for the first six months of 2007 to reach HK$25.3 billion. Year-on-year, a growth of 42.0 per cent was recorded. This was attributable largely to the expansion of the Mainland loan portfolio - which grew by 21.3 per cent compared with the end of last year and 50.4 per cent year-on-year - to reach HK$19.2 billion at 30 June 2007. Strong growth was recorded in corporate lending, driven by renminbi loans. Trade finance rose significantly by 42.2 per cent, leveraging on the Bank's experience, service quality and strong customer base in the Pearl River Delta region.

Financial investments

Figures in HK$m	***At 30 June 2007***	*At 30 June 2006*	*At 31 December 2006*
Available-for-sale at fair value:			
- debt securities	**230,075**	197,934	209,463
- equity shares	**2,802**	1,656	2,110
Held-to-maturity debt securities at amortised cost	**18,314**	12,365	16,137
	251,191	211,955	227,710
Fair value of held-to-maturity debt securities	**17,556**	11,853	16,551
Treasury bills	**3,629**	78	1,088
Certificates of deposit	**25,635**	25,572	25,020
Other debt securities	**219,125**	184,649	199,492
Debt securities	**248,389**	210,299	225,600
Equity shares	**2,802**	1,656	2,110
	251,191	211,955	227,710

Available-for-sale investments include treasury bills, certificates of deposit, other debt securities and equity shares intended to be held for an indefinite period of time, but which may be sold in response to needs for liquidity or changes in the market environment. Available-for-sale investments are carried at fair value with the gains and losses from change in fair value recognised through equity reserves.

Held-to-maturity debt securities are stated at amortised cost. Where debt securities have been purchased at a premium or discount, the carrying value of the security is adjusted to reflect the effective interest rate of the debt security taking into account such premium or discount.

Investments in associates

Figures in HK$m	***At 30 June 2007***	*At 30 June 2006*	*At 31 December 2006*
Share of net assets	**5,007**	2,945	3,158
Goodwill	**272**	322	330
	5,279	3,267	3,488

On 5 February 2007, Industrial Bank ('IB') issued 1,001 million new shares in an IPO for a total consideration of RMB15,996 million. The Bank did not subscribe for any additional shares and, thus, its interest in the equity of IB decreased from 15.98 per cent to 12.78 per cent. The dilution in investment resulted in a gain of HK$1,465 million, as represented in the Bank's increase in share of the net assets of IB, which had risen as a result of the issue of the new shares. The gain on dilution was recognised in the income statement in the first half of 2007.

The decrease of the Bank's interest in the equity of IB does not affect the Bank's influence over this associate, as there has been no change in the composition of major shareholders in IB or in the Bank's representation in its Board of Directors or Executive Committee. The Bank will continue to have the power to participate in the financial and operating policy decisions of IB, and will continue to account for its results using the equity method.

Current, savings and other deposit accounts

Figures in HK$m	***At 30 June 2007***	*At 30 June 2006*	*At 31 December 2006*
Current, savings and other deposit accounts:			
- as stated in consolidated balance sheet	**512,450**	448,097	482,821
- structured deposits reported as trading liabilities	**27,571**	33,414	35,066
	540,021	481,511	517,887
By type:			
- demand and current accounts	**36,555**	26,579	29,594
- savings accounts	**227,101**	195,488	223,255
- time and other deposits	**276,365**	259,444	265,038
	540,021	481,511	517,887

Certificates of deposit and other debt securities in issue

Figures in HK$m	***At 30 June 2007***	*At 30 June 2006*	*At 31 December 2006*
Certificates of deposit and other debt securities in issue:			
- as stated in consolidated balance sheet	**7,282**	8,312	7,595
- structured certificates of deposit and other debt securities in issue reported as trading liabilities	**11,116**	15,056	14,821
	18,398	23,368	22,416
By type:			
- certificates of deposit in issue	**13,504**	19,893	18,075
- other debt securities in issue	**4,894**	3,475	4,341
	18,398	23,368	22,416

Customer deposits and certificates of deposit and other debt securities in issue stood at HK$558.4 billion at 30 June 2007, a rise of 3.4 per cent over the end of 2006 and 10.6 per cent year-on-year. Higher growth was recorded in savings and current account balances, reflecting customer preference for liquidity in an active investment market.

Subordinated liabilities

Figures in HK$m		**At 30 June 2007**	At 30 June 2006	At 31 December 2006
Nominal value	Description			
Amount owed to third parties				
HK$1,500 million	Callable floating rate subordinated notes due June 2015	**1,496**	1,491	1,496
HK$1,000 million	4.125 per cent callable fixed rate subordinated notes due June 2015	**969**	950	987
US$450 million	Callable floating rate subordinated notes due July 2016	**3,503**	3,495	3,483
US$300 million	Callable floating rate subordinated notes due July 2017	**2,342**	–	–
Amount owed to HSBC Group undertakings				
US$260 million	Callable floating rate subordinated loan debt due December 2015	**2,032**	2,019	2,021
		10,342	7,955	7,987
Representing:				
- measured at amortised cost		**9,373**	7,005	7,000
- designated at fair value		**969**	950	987
		10,342	7,955	7,987

The Bank contracted to issue floating-rate subordinated notes amounting to US$300 million in July 2007, which will mature in July 2017 with a one-time call option exercisable by the Bank in July 2012. The notes will be issued at the price of 99.868 per cent, bearing interest at the rate of three-month US dollar LIBOR plus 0.25 per cent, payable quarterly from the issue date to the call option date. Thereafter, if the notes are not redeemed on the call option date, the interest rate will be reset to three-month US dollar LIBOR plus 0.75 per cent payable quarterly. The notes qualify as tier 2 capital and will serve to help the Bank maintain a more balanced capital structure. The proceeds of the notes will be used to support business growth and may be used to finance the proposed acquisition of 50 per cent of the shares in Hang Seng Life Limited (as disclosed in additional information note 5 on page 49).

Shareholders' funds

Figures in HK$m	***At 30 June 2007***	*At 30 June 2006*	*At 31 December 2006*
Share capital	**9,559**	9,559	9,559
Retained profits	**32,706**	28,627	29,044
Premises revaluation reserve	**3,621**	3,522	3,491
Cash flow hedges reserve	**(206)**	(532)	(220)
Available-for-sale investment reserve	**1,020**	37	923
Capital redemption reserve	**99**	99	99
Other reserves	**2,129**	303	452
Total reserves	**39,369**	32,056	33,789
	48,928	41,615	43,348
Proposed dividends	**2,103**	2,103	3,633
Shareholders' funds	**51,031**	43,718	46,981
Return on average shareholders' funds	**36.6 %**	29.0 %	25.8 %

Shareholders' funds (excluding proposed dividends) increased by HK$5,580 million, or 12.9 per cent, to HK$48,928 million at 30 June 2007. Retained profits rose by HK$3,662 million, reflecting the growth in attributable profit during the period. Other reserves rose by HK$1,677 million, due mainly to the gain on the dilution of investment in Industrial Bank.

The return on average shareholders' funds was 36.6 per cent, compared with 29.0 per cent for the first half of 2006 and 25.8 per cent for the second half of 2006. Excluding the gain on dilution, the return on average shareholders' funds was 30.5 per cent.

In accordance with the HKMA guideline *Impact of the New Hong Kong Accounting Standards on Authorised Institutions' Capital Base and Regulatory Reporting*, the Group has earmarked a 'regulatory reserve' of HK$572 million from retained profits.

Save for the US$300 million subordinated notes contracted to issue in July 2007, there was no purchase, sale or redemption of the Group's listed securities by the Bank or any of its subsidiaries during the first half year of 2007.

Capital resources management

Analysis of capital base and risk-weighted assets

Figures in HK$m	***At 30 June 2007***	*At 30 June 2006*	*At 31 December 2006*
Capital base			
Tier 1 capital:			
- Share capital	**9,559**	9,559	9,559
- Retained profits	**27,546**	25,101	25,823
- Classified as regulatory reserve	**(572)**	(511)	(518)
- Less: goodwill	**(272)**	(322)	(330)
- Less: 50 per cent of total unconsolidated investments and other deductions	**(2,416)**	–	–
- Total	**33,845**	33,827	34,534
Tier 2 capital:			
- Fair value gains on the revaluation of property	**3,328**	4,443	4,259
- Fair value gains on the revaluation of available-for-sale investment and equity	**599**	24	542
- Collective impairment allowances	**572**	511	518
- Regulatory reserve	**572**	511	518
- Term subordinated debt	**10,343**	7,955	7,988
- Less: 50 per cent of total unconsolidated investments and other deductions	**(2,416)**	–	–
- Total	**12,998**	13,444	13,825
Unconsolidated investments and other deductions	**–**	(3,779)	(4,242)
Total capital base after deductions	**46,843**	43,492	44,117
Risk-weighted assets			
- Credit risk	**348,698**	303,519	321,677
- Market risk	**1,313**	3,149	2,330
- Operational risk	**30,377**	–	–
	380,388	306,668	324,007
Capital adequacy ratios			
- Tier 1	**8.9 %**	11.0 %	10.7%
- Total	**12.3 %**	14.2 %	13.6%

Capital resources management *(continued)*

Capital ratios at 30 June 2007 were compiled in accordance with the Banking (Capital) Rules ('the Capital Rules') issued by the HKMA under section 98A of the Hong Kong Banking Ordinance for the implementation of the 'Basel II' capital accord, which became effective on 1 January 2007. In accordance with the Capital Rules, the Bank has adopted the 'standardised approach' for the calculation of the risk-weighted assets for credit risk and operational risk and the 'internal models approach' for the calculation of market risk.

The basis of consolidation for calculation of capital ratios under the Capital Rules follows the basis of consolidation for financial reporting with the exclusion of subsidiaries which are 'regulated financial entities' (e.g. insurance and securities companies) as defined by the Capital Rules. Accordingly, the investment costs of these unconsolidated regulated financial entities are deducted from the capital base.

The capital ratios at 30 June and 31 December 2006 were compiled in accordance with the then Third Schedule of the Hong Kong Banking Ordinance ('the Third Schedule') under the 'Basel I' capital accord. As there are significant differences between the Capital Rules and the Third Schedule on requirements in the scope of consolidation and the calculation of capital base and risk weighted assets, the capital ratios are not directly comparable.

In accordance with the HKMA guideline *Impact of the New Hong Kong Accounting Standards on Authorised Institutions' Capital Base and Regulatory Reporting*, the Group has earmarked a 'regulatory reserve' of HK$572 million from retained profits. This regulatory reserve is included as tier 2 capital together with the Group's collective impairment allowances.

Liquidity ratio

The average liquidity ratio for the periods indicated, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

	Half-year ended 30 June 2007	*Half-year ended 30 June 2006*	*Half-year ended 31 December 2006*
The Bank and its subsidiaries designated by the HKMA	**52.9** %	50.9 %	53.0 %

Reconciliation of cash flow statement

(a) Reconciliation of operating profit to net cash flow from operating activities

Figures in HK$m	***Half-year ended 30 June 2007***	*Half-year ended 30 June 2006*
Operating profit	**7,773**	6,353
Net interest income	**(6,696)**	(5,541)
Dividend income	**(26)**	(31)
Loan impairment charges and other credit risk provisions	**280**	34
Depreciation	**169**	150
Amortisation of intangible assets	**11**	4
Amortisation of available-for-sale investments	**(392)**	(222)
Amortisation of held-to-maturity debt securities	**(2)**	–
Advances written off net of recoveries	**(215)**	(166)
Interest received	**12,029**	10,530
Interest paid	**(9,372)**	(6,609)
Operating profit before changes in working capital	**3,559**	4,502
Change in treasury bills and certificates of deposit with original maturity more than three months	**(3,108)**	4,505
Change in placings with and advances to banks maturing after one month	**3,429**	(6,190)
Change in trading assets	**1,677**	4,831
Change in financial assets designated at fair value	**(472)**	78
Change in derivative financial instruments	**806**	18
Change in advances to customers	**(31,685)**	(5,693)
Change in other assets	**4,164**	(3,105)
Change in current, savings and other deposit accounts	**29,125**	17,102
Change in deposits from banks	**40,154**	10,080
Change in trading liabilities	**(15,799)**	15,826
Change in certificates of deposit and other debt securities in issue	**(313)**	(1,711)
Change in other liabilities	**(15,674)**	(600)
Change in liabilities to customers under insurance contract	**9**	10
Change in financial liabilities designated at fair value	**486**	(17)
Elimination of exchange differences and other non-cash items	**(3,560)**	(1,149)
Cash generated from operating activities	**12,798**	38,487
Taxation paid	**(422)**	(407)
Net cash inflow from operating activities	**12,376**	38,080

Reconciliation of cash flow statement *(continued)*

(b) Analysis of the balances of cash and cash equivalents

Figures in HK$m	***At 30 June 2007***	*At 30 June 2006*
Cash and balances with banks and other financial institutions	**12,921**	13,763
Placings with and advances to banks and other financial institutions maturing within one month	**71,487**	59,056
Treasury bills	**6,258**	6,852
Certificates of deposit	**445**	1,191
	91,111	80,862

Contingent liabilities, commitments and derivatives

Figures in HK$m	***Contract amount***	***Credit equivalent amount***	***Risk-weighted amount***
At 30 June 2007			
Contingent liabilities:			
Guarantees	**4,541**	**4,506**	**3,772**
Commitments:			
Documentary credits and short-term trade-related transactions	**10,823**	**2,182**	**2,172**
Undrawn formal standby facilities, credit lines and other commitments to lend:			
- under one year	**155,790**	**5,865**	**5,865**
- one year and over	**18,365**	**8,692**	**7,409**
Other	**312**	**45**	**45**
	185,290	**16,784**	**15,491**
Exchange rate contracts:			
Spot and forward foreign exchange	**485,189**	**4,601**	**1,180**
Other exchange rate contracts	**72,023**	**504**	**123**
	557,212	**5,105**	**1,303**
Interest rate contracts:			
Interest rate swaps	**176,491**	**1,524**	**347**
Other interest rate contracts	**1,065**	**1**	**–**
	177,556	**1,525**	**347**
Other derivative contracts	**13,120**	**637**	**293**

Contingent liabilities, commitments and derivatives *(continued)*

Figures in HK$m	*Contract amount*	*Credit equivalent amount*	*Risk-weighted amount*
At 30 June 2006			
Contingent liabilities:			
Guarantees	3,604	3,364	3,172
Commitments:			
Documentary credits and short-term trade-related transactions	8,820	1,770	1,755
Undrawn formal standby facilities, credit lines and other commitments to lend:			
- under one year	124,080	–	–
- one year and over	19,454	9,727	8,953
Other	227	227	227
	152,581	11,724	10,935
Exchange rate contracts:			
Spot and forward foreign exchange	253,985	2,404	526
Other exchange rate contracts	49,693	414	97
	303,678	2,818	623
Interest rate contracts:			
Interest rate swaps	155,362	1,627	340
Other interest rate contracts	4,220	10	2
	159,582	1,637	342
Other derivative contracts	4,916	267	65

Contingent liabilities, commitments and derivatives *(continued)*

Figures in HK$m	*Contract amount*	*Credit equivalent amount*	*Risk-weighted amount*
At 31 December 2006			
Contingent liabilities:			
Guarantees	4,150	3,877	3,679
Commitments:			
Documentary credits and short-term trade-related transactions	8,717	1,745	1,738
Undrawn formal standby facilities, credit lines and other commitments to lend:			
- under one year	142,463	–	–
- one year and over	18,719	9,360	8,696
Other	193	193	193
	170,092	11,298	10,627
Exchange rate contracts:			
Spot and forward foreign exchange	267,822	2,715	591
Other exchange rate contracts	64,377	499	110
	332,199	3,214	701
Interest rate contracts:			
Interest rate swaps	162,969	1,376	295
Other interest rate contracts	2,350	2	–
	165,319	1,378	295
Other derivative contracts	5,668	382	90

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. The credit equivalent, risk-weighted amounts and the consolidation basis at 30 June 2007 were calculated in accordance with the Banking (Capital) Rules issued by the HKMA, which became effective on 1 January 2007. The corresponding amounts at 30 June and 31 December 2006 were calculated in accordance with the then Third Schedule of the Hong Kong Banking Ordinance.

For the above analysis, contingent liabilities and commitments are credit-related instruments that include acceptances and endorsements, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Contingent liabilities, commitments and derivatives *(continued)*

Derivative financial instruments are held for trading or designated as either fair value hedge or cash flow hedges. The following table shows the nominal contract amounts and marked-to-market value of assets and liabilities by class of derivatives.

Figures in HK$m	***At 30 June 2007***		*At 30 June 2006*		*At 31 December 2006*	
	Trading	***Hedging***	*Trading*	*Hedging*	*Trading*	*Hedging*
Contract amounts:						
Interest rate contracts	**110,819**	**66,737**	107,608	51,974	105,001	60,318
Exchange rate contracts	**557,212**	–	303,678	–	332,199	–
Other derivative contracts	**13,120**	–	4,916	–	5,668	–
	681,151	**66,737**	416,202	51,974	442,868	60,318
Derivative assets:						
Interest rate contracts	**412**	**650**	688	480	435	513
Exchange rate contracts	**1,214**	–	983	–	866	–
Other derivative contracts	**72**	–	10	–	73	–
	1,698	**650**	1,681	480	1,374	513
Derivative liabilities:						
Interest rate contracts	**580**	**185**	999	507	573	217
Exchange rate contracts	**1,260**	–	578	–	722	–
Other derivative contracts	**93**	–	172	–	19	–
	1,933	**185**	1,749	507	1,314	217

The above derivative assets and liabilities, being the positive or negative marked-to-market value of the respective derivative contracts, represent gross replacement costs, as none of these contracts are subject to any bilateral netting arrangements.

Additional information

1. Accounting policies

The accounting policies applied in preparing this press release are the same as those applied in preparing the financial statements for the year ended 31 December 2006, as disclosed in the Annual Report and Financial Statements for 2006.

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2. Statement of compliance

This press release has been prepared in accordance with Hong Kong Accounting Standard ('HKAS') 34 'Interim Financial Reporting'.

Disclosures required by the Banking (Disclosure) Rules issued by the HKMA are contained in the Bank's Interim Report which will be published on the websites of The Stock Exchange of Hong Kong Limited and the Bank on the date of the issue of this press release.

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3. Statutory accounts

The information in this press release is not audited and does not constitute statutory accounts.

Certain financial information in this press release is extracted from the statutory accounts for the year ended 31 December 2006, which have been delivered to the Registrar of Companies and the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 5 March 2007.

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4. Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

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5. Acquisition

On 22 June 2007, the Bank announced that its wholly-owned subsidiary, Hang Seng Insurance Company Limited ('HSIC'), had entered into a conditional agreement to acquire 50 per cent of the issued share capital of Hang Seng Life Limited ('HSLL') from HSBC Insurance (Asia-Pacific) Holdings Limited, an indirect wholly-owned subsidiary of HSBC Holdings plc, for a consideration of HK$2,400 million. The Bank owns the remaining 50 per cent of the issued capital of HSLL and is accounting for the results of HSLL as a subsidiary. Under the Listing Rules, the acquisition constitutes a discloseable and connected transaction of the Bank and is subject to approval by the independent shareholders. An Extraordinary General Meeting will be convened on 1 August 2007 for the purpose of obtaining the necessary approval for the acquisition.

Additional information *(continued)*

6. Property revaluation

A revaluation of Hang Seng's premises and investment properties in Hong Kong was performed in June 2007 to reflect property market movements in the first half of the year. The Group's premises and investment properties were revalued by DTZ Debenham Tie Leung Limited, an independent professional valuer, and carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use and the basis of valuation for investment properties was open market value. The revaluation surplus for Group premises amounted to HK$281 million, of which HK$17 million was a reversal of revaluation deficits previously charged to the income statement. The balance of HK$264 million was credited to the premises revaluation reserve. Revaluation gains on investment properties of HK$154 million were recognised through the income statement. The related deferred tax provisions for Group premises and investment properties were HK$49 million and HK$27 million respectively.

The revaluation exercise also covered investment properties reclassified as properties held for sale. In accordance with HKFRS 5, the revaluation gain of HK$95 million was recognised through the income statement.

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7. Foreign currency positions

Foreign currency exposures include those arising from trading, non-trading and structural positions. At 30 June 2007, the US dollar (US$) and renminbi (RMB) were the currencies in which the Group had a non-structural foreign currency position that exceeded 10 per cent of the total net position in all foreign currencies.

	At 30 June 2007		*At 30 June 2006*		*At 31 December 2006*	
	US$	***RMB***	*US$*	*RMB*	*US$*	*RMB*
Non-structural position						
Spot assets	**218,083**	**22,021**	202,537	8,960	205,544	14,422
Spot liabilities	**(212,016)**	**(22,935)**	(189,227)	(8,582)	(189,232)	(12,670)
Forward purchases	**241,832**	**4,049**	124,061	570	128,102	353
Forward sales	**(238,922)**	**(6,144)**	(129,724)	(827)	(141,544)	(1,904)
Net option position[*]	**60**	**–**	25	–	120	–
Net long / (short) non-structural position	**9,037**	**(3,009)**	7,672	121	2,990	201

[*] *Net option position is calculated on the basis of the delta-weighted positions of all foreign exchange options contracts.*

At 30 June 2007, the Group's major structural foreign currency positions were US dollar and renminbi.

	At 30 June 2007		*At 30 June 2006*		*At 31 December 2006*	
	HK$m	***% of total net structural position***	*HK$m*	*% of total net structural position*	*HK$m*	*% of total net structural position*
Structural positions						
US dollar	**287**	**2.9**	1,133	33.0	1,430	26.8
Renminbi	**9,469**	**95.9**	2,194	63.9	3,760	70.5

Additional information *(continued)*

8. Ultimate holding company

Hang Seng Bank is an indirectly held 62.14 per cent-owned subsidiary of HSBC Holdings plc.

9. Register of shareholders

The register of shareholders of Hang Seng Bank will be closed on Tuesday, 21 August 2007, during which no transfer of shares can be registered. In order to qualify for the second interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:30 pm on Monday, 20 August 2007. The second interim dividend will be payable on 30 August 2007 to shareholders on the register of shareholders of the Bank on 21 August 2007.

10. Proposed timetable for the remaining 2007 quarterly dividends

	Third interim dividend	*Fourth interim dividend*
Announcement	5 November 2007	3 March 2008
Book close and record date	27 November 2007	18 March 2008
Payment date	11 December 2007	28 March 2008

11. Code on Corporate Governance Practices

The Bank follows all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the period of six months ended 30 June 2007.

The Audit Committee of the Bank has reviewed the results for the six months ended 30 June 2007.

12. Board of Directors

As at 30 July 2007, the Board of Directors of the Bank comprises Mr Raymond C F Or (Vice-Chairman and Chief Executive), Mr Edgar D Ancona#, Mr John C C Chan*, Mr Patrick K W Chan, Dr Y T Cheng*, Dr Marvin K T Cheung*, Mr Jenkin Hui*, Mr Peter T C Lee*, Dr Eric K C Li*, Dr Vincent H S Lo#, Mr Joseph C Y Poon, Dr David W K Sin*, Mr Richard Y S Tang* and Mr Peter T S Wong#

* Independent non-executive Director
\# Non-executive Director

END

Additional information *(continued)*

13. Press release

Copies of this press release may be obtained from Legal and Company Secretarial Services Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng's website http://www.hangseng.com.

The 2007 Interim Report and Financial Statements, which contains all disclosures required by the Banking (Disclosure) Rules issued by the HKMA, will be published on the websites of The Stock Exchange of Hong Kong Limited and Hang Seng on the date of the issue of this press release. Printed copies of the 2007 Interim Report will be sent to shareholders in late August 2007.

Press enquiries to:

Walter Cheung   Telephone: (852) 2198 4020

Cecilia Ko   Telephone: (852) 2198 4227